HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

            Financial Statements and Supplemental Schedule

                       June 26, 2001 and 2000

           (With Independent Auditors' Report Thereon)

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

      Index to Financial Statements and Supplemental Schedule


                                                   Page

Independent Auditors' Report                         1


Statements of Net Assets Available for Plan
   Benefits - June 26, 2001 and 2000                 2

Statements of Changes in Net Assets
   Available for Plan Benefits - Years ended
   June 26, 2001 and 2000                            3

Notes to Financial Statements                        4

Schedule

Schedule of Assets (Held at End of Year) -
   June 26, 2001                                     9



All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                  Independent Auditors' Report


The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:


We have audited the accompanying statements of net assets available for Plan benefits of Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 2001 and 2000 and the related statements of changes in net assets available for Plan benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of June 26, 2001 and 2000 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


October 30, 2001


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               HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                          RETIREMENT SAVINGS PLAN


           Statements of Net Assets Available for Plan Benefits

                          June 26, 2001 and 2000



                                                      2001           2000
                                                  ------------   ------------

Assets:
   Investments, at fair value (note 3):
      Money Market                                $   346,698        293,074
      Mutual Funds                                 69,685,909     87,903,438
      Common Stock                                 15,495,312     11,774,008
      Participant Loans Fund                              ---            144
   Investments, at contract value - investment
      contract (note 3)                            27,814,361     26,111,932
                                                  ------------   ------------

               Total investments                  113,342,280    126,082,596
                                                  ------------   ------------
   Contributions receivable:
      Participant                                      47,523         89,590
      Employer                                      6,377,661      4,256,303
                                                  ------------   ------------

               Total contributions receivable       6,425,184      4,345,893
                                                  ------------   ------------

               Total plan assets                  119,767,464    130,428,489

Accrued expenses                                          ---         22,000
                                                  ------------   ------------

      Net assets available for plan benefit       $119,767,464    130,406,489
                                                  ============   ============







See accompanying notes to financial statements.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

    Statements of Changes in Net Assets Available for Plan Benefits

                Years ended June 26, 2001 and 2000


                                                        2001           2000
                                                    ------------   ------------
Additions to net assets attributed to:
   Investment income (loss):
      Net appreciation (depreciation) in fair
         value of investments                      $(25,608,419)     11,853,428
      Interest and dividends                          8,448,421       8,714,491
                                                    ------------   ------------

               Total investment income (loss)       (17,159,998)     20,567,919
                                                    ------------   ------------

   Contributions:
      Employer                                        8,755,347       7,057,730
      Participant                                     8,128,919       1,471,759
      Rollovers                                       3,107,807         195,459
                                                    ------------   ------------

               Total contributions                   19,992,073      13,724,948
                                                    ------------   ------------
               Total additions                        2,832,075      34,292,867
                                                    ------------   ------------

Deductions from net assets attributed to:
   Benefit payments                                  13,455,693      10,908,085
   Refund of excess contributions                         6,587             ---
   Administrative expenses                                8,820          12,730
                                                    ------------   ------------

               Total deductions                      13,471,100      10,920,815
                                                    ------------   ------------

               Net increase (decrease)              (10,639,025)     23,372,052

Net assets available for Plan benefits:
   Beginning of year                                130,406,489     107,034,437
                                                    ------------   ------------

   End of year                                      $119,767,464    130,406,489
                                                    ============   ============



See accompanying notes to financial statements.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements

                        June 26, 2001 and 2000



(1)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

     The accompanying financial statements of the Harman
     International Industries, Incorporated Retirement
     Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

(b)  Investments

     The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (note 4). Shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(d)  Payment of Benefits

     Benefits are recorded when paid.

(e)  Administrative Expenses

     Administrative expenses are paid by the Plan unless paid by Harman International Industries, Incorporated, the Sponsor.

(2)  Plan Description

     The Plan agreement dated July 27, 2000 amends and restates the Harman International Industries, Incorporated Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements

                       June 26, 2001 and 2000



     The Plan is a defined contribution savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours. Effective June 27, 2000, the basic contribution percentage was increased from 2% to 3% of a total participant's compensation, the maximum deferral percentage was increased from 12% to 15% of a total participant's compensation, the age requirement for enrollment in the Plan was eliminated, and the vesting period decreased from 7 years to 5 years.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

(a)  Contributions

     Participants in the Plan may contribute on a tax-deferred basis from 1% to 15% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company's Board of Directors. Company profit sharing contributions are limited to 15% of a participant's compensation, less the participant's tax-deferred contributions, the Company's basic contribution and the Company matching contribution. Total Company and pretax participant contributions may not exceed 15% of a total participant's compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participant's fund account, may not exceed the lesser of $30,000 or 25% of the participant's compensation.

(b)  Vesting

     Participants are 100% vested in their salary deferral contribution, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death or disability.

(c)  Investment Options

     Plan participants direct contributions in any increment in any of the investment options. The options consist of the Harman International Industries, Incorporated Common Stock, the Putnam Stable Value Fund, Putnam Money Market Fund and 12 mutual funds sponsored by Putnam.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                     Notes to Financial Statements

                         June 26, 2001 and 2000



(d)  Participant Account Balances

     Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

(e)  Participant Loans

     The Plan does not allow for any participant loans. The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

(f)  Benefits

     Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

(g)  Forfeitures

     All distributions from the Plan shall commence as soon as practicable after the participant's termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions. Forfeitures were $288,008 and $438,122 for the years ended June 26, 2001 and 2000, respectively.

     Amounts provisionally forfeited will be restored, if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements

                        June 26, 2001 and 2000



(3)  Investments

     Investments (with investments in excess of 5% of net assets separately identified) at June 26, 2001 and 2000 were as follows:


                                                            June 26
                                                  ---------------------------
Description                                           2001            2000
                                                  ------------   ------------

The Putnam Fund for Growth and Income             $ 20,704,925     19,284,361
Putnam Voyager Fund                                 18,528,743     28,622,644
Putnam OTC & Emerging Growth Fund                    3,052,170*     6,602,350
George Putnam Fund of Boston                         6,287,613      7,102,849
Putnam Stable Value Fund                            27,814,361     26,111,932
Harman International Industries, Incorporated
   Common Stock (445,780 shares and
   392,466 shares at June 26, 2001 and 2000,
   respectively)                                    15,495,312     11,774,008
Putnam New Opportunities Fund                       10,443,169     16,425,780
All other investments less than 5%                  11,015,987     10,158,672
                                                  ------------   ------------

                                                  $113,342,280    126,082,596
                                                  ============   ============


* Represents less than 5% of net assets at June 26, 2001.

During the Plan year ended June 26, 2001, the Plan's investments
(including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $25,608,419.

(4)  Investment Contracts

     Investment contracts are presented at contract value (cost plus accrued interest), which approximates fair value, on the statement of net assets available for plan benefits. The average yields and crediting interest rates at June 26, 2001 and 2000 for the contracts range from 5% to 7.5% and 5% to 8.3%, respectively. The crediting interest rates are reset upon the maturity of the contracts.

(5)  Federal Income Taxes

     The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated October 23, 1998. The Plan was amended and restated effective as of June 27, 2000. The Plan Administrator believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and exempt from federal income taxes.

            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements

                       June 26, 2001 and 2000



(6)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

(7)  Reconciliation to Form 5500

     The following is a reconciliation of the changes in net assets available for Plan benefits per the financial statements to the Form 5500:

                                                   Year ended June 26
                                              -----------------------------
                                                  2001            2000
                                              -------------   -------------
Net increase (decrease) per financial
   statements                                 $(10,639,025)      23,372,052
Add amounts allocated to withdrawing
   participants at June 26, 1999                       ---        1,863,171
                                              -------------   -------------

               Net change per Form 5500       $(10,639,025)     25,235,223

                                              =============   =============

                                                              Schedule
            HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN

                Schedule of Assets (Held at End of Year)

                             June 26, 2001


                               Description of investment,
                               including maturity date
Identity of issuer,            rate of interest, par or
borrower or similar party      maturity date              Current value
-------------------------      ------------------------   --------------
Putnam Management
   Company, Inc.*              Money Market Fund          $      346,698
                               Mutual Funds:
Putnam Management
   Company, Inc.*              Asset Allocation Growth
                               Portfolio                         743,499
Putnam Management
   Company, Inc.*              Asset Allocation
                               Balanced Portfolio                890,748
Putnam Management
   Company, Inc.*              Asset Allocation
                               Conservative Portfolio            462,442
Putnam Management
   Company, Inc.*              George Putnam Fund of
                               Boston                          6,287,613
Putnam Management
   Company, Inc.*              Voyager Fund                   18,528,743
Putnam Management
   Company, Inc.*              The Putnam Fund for
                               Growth and Income              20,704,925
Putnam Management
   Company, Inc.*              Investors Fund                  3,414,418
Putnam Management
   Company, Inc.*              OTC & Emerging Growth
                               Fund                            3,052,170
Putnam Management
   Company, Inc.*              Diversified Income &
                               Trust Fund                        769,160
Putnam Management
   Company, Inc.*              S & P 500 Index Fund              838,060
Putnam Management
   Company, Inc.*              Overseas Growth Fund            3,550,962
Putnam Management
   Company, Inc.*              New Opportunities Fund         10,443,169
Putnam Management
   Company, Inc.*              Stable Value Fund -
                               invested in contracts with
                               various companies, with
                               various maturity dates and
                               interest rates ranging from
                               5% to 7.5%                     27,814,361

Harman International
   Industries Inc.*            Common Stock                   15,495,312

                                                           -------------
                                                           $ 113,342,280
                                                           =============

* Party-in-interest investment.


See accompanying independent auditors' report.